Mail Stop 4561
via fax (847) 267-9332

March 26, 2008

Mr. John Shackleton
President and Chief Executive Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada N2L 0A1

>   **Re: Open Text Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2007**
>   **Filed on September 13, 2007**
>   **File no. 0-27544**

Dear Mr. Shackleton:

        We have reviewed the above referenced filings and have the following comments.
Please note that we have limited our review to the matters addressed in the comments
below. If indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 2. Properties, page 20

1.   Tell us how you considered the guidance in Item 102 of Regulation S-K to
        identify the industry segments that use the properties described.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital Resources, page 36

2.   We note that gross accounts receivable increased by 68%, while total revenue has increased by only 45%. In addition, we note that deferred revenues have increased 88%, while customer support and service revenue has increased by only 44%. Please explain further the reasons for these increases. Tell us whether there have been any changes to your credit terms or collection policies that have resulted in the increase in accounts receivable. If so, tell us whether these changes have had any impact on your recognition of revenues. Tell us whether there are any collectibility or billing issues with any major customers.

3.   Tell us how your current discussion of liquidity and capital resources complies with the guidance in Section IV.B.1 of SEC Release No. 33-8350 to provide a balanced discussion of cash flows from operating, investing and financing activities as defined by SFAS No. 95 for all periods presented which notes the underlying causes to changes in cash flows within operating, investing and financing categories.

Item 10. Directors and Executive Officers of the Registrant, page 99

4.   Tell us how you considered the requirements of Item 401(e) of Regulation S-K to briefly describe the business experience during the past five year of your executives, including Mr. McFeeters, as well as periods of service at prior employees.

5.   Tell us how you considered the requirements of Item 401(e)(2) of Regulation S-K to include, as applicable, a discussion of any other directorships held by each Open Text director, or person nominated or chosen to become a director of Open Text, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

Report of Independent Registered Public Accounting Firm, page 54

6.   We note that your audit report was signed by an audit firm based in Toronto, Canada. Please tell us whether the Company qualifies as a foreign private issuer. Also, please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant

(that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.   Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (4) where your management and accounting records are located and (3) where the majority of the audit work is conducted. We may have further comments.

Consolidated Statements of Income, page 56

7.   We note that substantially all your software arrangements are sold in multiple-element arrangements, which include licenses and either maintenance or both maintenance and professional services. We further note that for certain arrangements, the Company is unable to establish VSOE of fair value for all undelivered elements. Tell us where you include revenues from these types of bundled arrangements in your consolidated statement of operations. For instance, do you include all the revenue as product, maintenance or professional services or do you allocate revenue amongst the various revenue line items using some allocation methodology? If the latter is the case, then please describe your methodology and provide justification for such presentation. Also, please tell us whether you considered including in your presentation separate revenue and related cost of revenue line items for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. Further, assuming that your presentation of revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocations.

Note 2. Significant Accounting Policies, page 59

Revenue Recognition

License Revenues, page 62

8.   We note that the Company's derives revenues from government agencies. Clarify whether these revenues are material. If so, tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other

government contract contingencies impact your revenue recognition for other services and products you provide.

9.   We note that the fair value of maintenance and support services is determined based on the contractual renewal rates stated in the contract. We further note from your disclosures on page 30 that although the Company has historically experienced a renewal rate of over 90%, you continue to encounter pricing pressures from your customers during contract negotiation and renewal. For renewal rates stated in the contract, tell us what percentage of your customers actually renew <u>at the stated rates</u> and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive. Also, please explain further what impact price negotiations at renewal have on your ability to establish VSOE of PCS.   Further, please tell us what your normal pricing practices are and tell us how you account for contracts that have stated renewal rates either above or below this "normal" range.

10.   Please tell us whether the Company enters into multiple-element arrangements for which the PCS renewal rates are not stated in the contract. If so, please tell us how you determine VSOE for such arrangements pursuant to paragraph 10 of SOP 97-2. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value.

11.   Tell us how you recognize revenue on sales to distributors. Tell us if you offer these distributors any rights-of-return or other incentives (i.e., discounts, concessions, etc), and if so, tell us how you account for them. For each of the distributor incentives, tell us how you determined that your fee is fixed and determinable.   Tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations. In addition, describe your ability to reasonable estimate the effects of the various programs offered to resellers. See SAB Topic 13A(4)(b) and paragraph 8 of SFAS 48.

12.   We note that the Company has entered into various partner programs (e.g. Microsoft, Oracle, SAP, Accenture, etc). For instance, we note that SAP will resell applications marketed under the names "SAP Archiving by Open Text" and "SAP Document Access by Open Text." Does the Company receive royalty revenues from SAP for the use of your technology or do you recognize revenue upon sale by SAP to the end customer. Please explain further your revenue recognition policy for your various partner programs and tell us how you considered including a discussion of such policy in your financial statement footnotes.

Service Revenues, page 63

13.   Your discussion of service revenues on page 63 appears to focus on services that
        are not essential to the functionality of any other elements. In your letter dated
        June 27, 2005 (comment 1) the Company included a discussion and proposed
        disclosures with regards to services related to the design or building of complex
        systems where you indicate that such services are essential to the functionality of
        the software and are accounted for using the percentage of completion method
        pursuant to paragraphs 74 – 91 of SOP 97-2. Does the Company still enter into
        such arrangements? In this regard, we note your reference to customization
        services on page 31. If so, tell us how you considered including a discussion of
        such arrangements in your financial statement footnotes.

Item 11. Executive Compensation, page 103

14.   As you are aware, the Division has recently released Staff observations relating to
        a focused review of executive compensation disclosure. This guidance, which is
        available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be
        helpful as you draft future versions of your executive compensation and other
        related disclosure. In drafting future executive compensation disclosure, please
        consider providing a more complete description of your executive compensation
        practices in the following areas:
        •   appropriate analysis and insight into how the Committee determined specific
            payouts; and
        •   benchmarking of the elements of your compensation program

Director Compensation, page 121

15.   You state that during fiscal 2007, Mr. Stephen Sadler received approximately
        $420,000 in consulting fees for assistance with acquisition-related business
        activities. You should describe the material terms of the agreement pursuant to
        which Mr. Sadler earned these fees and, if appropriate, file the agreement under
        the applicable provision of Item 601 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 124

16.   Please describe your policies and procedures for the review, approval, or
        ratification of any transaction required to be reported under paragraph (a) of Item
        404 of Regulation S-K. The description must include the material features of
        these policies and procedures that are necessary to understand them. Examples of
        such features may include, among other things, the types of transactions that are
        covered by such policies and procedures, the standards to be applied pursuant to

such policies and procedures and a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

17.   Identify any transaction required to be reported under paragraph (a) of Item 404 since the beginning of your last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Legal Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief